SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934
(Amendment No. )*

Aeglea BioTherapeutics, Inc.

(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 00773J103
(CUSIP Number) December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  00773J103

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,384,013 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 6,384,013 (1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,384,013 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Includes 2,973,907 shares of Common Stock (“Common Stock”) of Aeglea BioTherapeutics, Inc. (the “Issuer”) issuable upon exercise of the Pre-Funded Warrants (as defined in Item 4 and subject to the limitations as described therein) directly held by the Funds (as defined in Item 4 below).

(2)	Based on 61,511,078 shares of Common Stock of the Issuer outstanding as of October 28, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 3, 2022, plus 2,973,907 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants (as defined in Item 4 below) that are subject to the limitations on exercise described in Item 4.

CUSIP No.  00773J103

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,384,013 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 6,384,013 (1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,384,013 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Includes 2,973,907 shares of Common Stock of the Issuer issuable upon exercise of the Pre-Funded Warrants (as defined in Item 4 and subject to the limitations as described therein) directly held by the Funds (as defined in Item 4 below).
(2)	Based on 61,511,078 shares of Common Stock of the Issuer outstanding as of October 28, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 3, 2022, plus 2,973,907 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants (as defined in Item 4 below) that are subject to the limitations on exercise described in Item 4.

CUSIP No.  00773J103

1	NAMES OF REPORTING PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,384,013 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 6,384,013 (1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,384,013 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 2,973,907 shares of Common Stock of the Issuer issuable upon exercise of the Pre-Funded Warrants (as defined in Item 4 and subject to the limitations as described therein) directly held by the Funds (as defined in Item 4 below).
(2)	Based on 61,511,078 shares of Common Stock of the Issuer outstanding as of October 28, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 3, 2022, plus 2,973,907 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants (as defined in Item 4 below) that are subject to the limitations on exercise described in Item 4.

CUSIP No.  00773J103

1	NAMES OF REPORTING PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,384,013 (1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 6,384,013 (1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,384,013 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9% (1)(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 2,973,907 shares of Common Stock of the Issuer issuable upon exercise of the Pre-Funded Warrants (as defined in Item 4 and subject to the limitations as described therein) directly held by the Funds (as defined in Item 4 below).
(2)	Based on 61,511,078 shares of Common Stock of the Issuer outstanding as of October 28, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on November 3, 2022, plus 2,973,907 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants (as defined in Item 4 below) that are subject to the limitations on exercise described in Item 4.

Schedule 13G

Baker Bros. Advisors LP (the “Adviser”), Julian C. Baker, Felix J. Baker and Baker Bros. Advisors (GP) LLC (the “Adviser GP” and together with the Adviser, Julian C. Baker and Felix J. Baker, the “Reporting Persons”), have previously filed reports on Schedule 13D.  However, on February 9, 2022, Sara Brownstein, a full-time employee of the Adviser, resigned from the board of directors of the Issuer. As of December 31, 2022, and the date hereof, the Reporting Persons hold securities of Aeglea BioTherapeutics, Inc. (the “Issuer”) in the ordinary course of business without the purpose of or with the effect of changing or influencing the control of the Issuer and do not hold such securities in connection with or as a participant in any transaction having that purpose or effect.

Item 1(a)	Name of Issuer:

Aeglea BioTherapeutics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

805 Las Cimas Parkway, Suite 100

Austin, TX 78746

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by the Reporting Persons.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

Item 2(c)	Citizenship:

The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share (“Common Stock”)

Item 2(e)	CUSIP Number:

00773J103

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership:

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock of the Issuer directly held by each of 667, L.P. (“667”) and Baker Brothers Life Sciences, L.P. (“Life Sciences”, and together with 667, the “Funds”), which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon the exercise of Prefunded Warrants (as defined below), subject to the limitations on exercise described below.

The information set forth below is based upon 61,511,078 shares of Common Stock outstanding as of October 28, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022, plus 2,973,907 shares of Common Stock issuable upon the exercise of the Pre-Funded Warrants that are subject to the limitations on exercise described below. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Name	Number of Shares of Common Stock we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	565,350	0.9%
Baker Brothers Life Sciences, L.P.	5,818,663	9.0%
Total	6,384,013	9.9%

The Funds hold warrants to purchase shares of Common Stock that were issued on February 8, 2019 (the “February 2019 Pre-Funded Warrants”) that are exercisable on a 1-for-1 basis into Common Stock at an exercise price of $0.0001 per share, subject to the terms of the February 2019 Pre-Funded Warrants. Subject to the February 2019 Warrant Maximum Percentage limitation described in the following sentence, the February 2019 Pre-Funded Warrants are exercisable at any time by delivery of notice to the Issuer, and permit the Funds to purchase Common Stock of the Issuer for $0.0001 per share (as adjusted from time to time, as provided in the February 2019 Pre-Funded Warrants). The February 2019 Pre-Funded Warrants may not be exercised if the holder, together with its affiliates and any persons who are members of a Section 13(d) group with the holders, would beneficially own more than a designated percentage (the “February 2019 Warrant Maximum Percentage”), which currently is 9.99%, of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. A holder may increase or decrease the February 2019 Warrant Maximum Percentage by written notice to the Issuer, provided that any such increase requires at least 61 days’ prior notice to the Issuer.

The Funds hold warrants to purchase shares of Common Stock that were issued on April 30, 2020 (the “April 2020 Pre-Funded Warrants”) that are exercisable on a 1-for-1 basis into Common Stock at an exercise price of $0.0001 per share, subject to the terms of the April 2020 Pre-Funded Warrants. Subject to the April 2020 Warrant Maximum Percentage limitation described in the following sentence, the April 2020 Pre-Funded Warrants are exercisable at any time by delivery of notice to the Issuer, and permit the Funds to purchase Common Stock of the Issuer for $0.0001 per share (as adjusted from time to time, as provided in the April 2020 Pre-Funded Warrants). The April 2020 Pre-Funded Warrants may not be exercised if the holder, together with its affiliates and any persons who are members of a Section 13(d) group with the holders, would beneficially own more than a designated percentage (the “April 2020 Warrant Maximum Percentage”), which currently is 9.99%, of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. A holder may increase or decrease the April 2020 Warrant Maximum Percentage, but not in excess of 19.99%, by written notice to the Issuer, provided that any such increase requires at least 61 days’ prior notice to the Issuer.

The Funds hold warrants to purchase shares of Common Stock that were issued on May 9, 2022 (the “May 2022 Pre-Funded Warrants”, and together with the February 2019 Pre-Funded Warrants and the April 2020 Pre-Funded Warrants, the “Pre-Funded Warrants”) that are exercisable on a 1-for-1 basis into Common Stock at an exercise price of $0.0001 per share, subject to the terms of the May 2022 Pre-Funded Warrants. Subject to the May 2022 Warrant Maximum Percentage limitation described in the following sentence, the May 2022 Pre-Funded Warrants are exercisable at any time by delivery of notice to the Issuer, and permit the Funds to purchase Common Stock of the Issuer for $0.0001 per share (as adjusted from time to time, as provided in the May 2022 Pre-Funded Warrants). The May 2022 Pre-Funded Warrants may not be exercised if the holder, together with its affiliates and any persons who are members of a Section 13(d) group with the holders, would beneficially own more than a designated percentage (the “May 2022 Warrant Maximum Percentage”), which currently is 4.99%, of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. A holder may increase or decrease the May 2022 Warrant Maximum Percentage, but not in excess of 19.99%, by written notice to the Issuer, provided that any such increase requires at least 61 days’ prior notice to the Issuer.

Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP is the sole general partner of the Adviser. The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.       N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

The information in Item 4 is incorporated herein by reference.

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker